UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the U.S. Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Reality Shares ETF Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

402 West Broadway, Suite 2800

San Diego, California 92101

Telephone Number (including area code):	(619) 487-1445

Name and address of agent for service of process:

Eric Ervin

c/o Reality Shares, Inc.

402 West Broadway, Suite 2800

San Diego, California 92101

Copy to:

Richard F. Morris, Esq.

Morgan, Lewis, & Bockius, LLP

101 Park Avenue

New York, NY 10178

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    Yes  ☒    No  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of San Diego, State of California on the 12th day of November, 2013.

Reality Shares ETF Trust

By:	/s/ Eric Ervin
	Name:	Eric Ervin
	Title:	President

Attest:	/s/ Ryan Ballantyne
Name:	Ryan Ballantyne
Title:	Vice President and Secretary

Morgan, Lewis & Bockius LLP
101 Park Avenue New York, NY 10178-0060
Tel. 212.309.6000
Fax: 212.309.6001
www.morganlewis.com
Richard F. Morris
Partner
212.309.6650 richard.morris@morganlewis.com

November 12, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Reality Shares ETF Trust: Notification of Registration on Form N-8A

Ladies and Gentlemen:

On behalf of our client, Reality Shares ETF Trust (the “Trust”), we are filing the Trust’s Notification of Registration on Form N-8A pursuant to the Investment Company Act of 1940, as amended.

Please contact the undersigned at (212) 309-6650 should you have any questions or comments.

Sincerely,

/s/ Richard F. Morris
Richard F. Morris

cc:	Eric Ervin, Reality Shares Advisors, LLC

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